
CLEVELAND
BOURBON WHISKEY
STAND WITH
CLEVELAND

A PRESENTATION FOR POTENTIAL INVESTORS

IMPORTANT NOTICE

This presentation (the "Presentation") is provided on a strictly private and confidential basis for information purposes only. Without the express prior written consent of the Company, the Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Company or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information.

This Presentation does not constitute or form part of, and should not be construed as, an offer, invitation or inducement to purchase or subscribe for securities nor shall it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever.

CLEVELAND WHISKEY LLC

Registered in the United States of America, State of Ohio as a Limited Liability Company; The company Federal Employer Identification Number is 27-0487193. Federal Distillery Permit (DSP) OH-S-20001.

The Company is in the process of raising approximately $1 million as the initial phase of a two-part funding which is expected to total $6 million (subject to change at the discretion of the Cleveland Whiskey LLC Board of Managers).

RISK FACTORS

You should read this document in full, as well as the Cleveland Whiskey business plan http://www.wefunder.com/clevelandwhiskey before deciding whether to invest. There are risks to investing, including but not limited to the following examples:

- The value of Cleveland Whiskey membership units (a.k.a. shares) can go down as well as up and if you invest you might not get your money back. Past performance is not necessarily a guide to future performance.
- Don't invest more than you can afford. Before making a decision, you should think about whether investing, especially in early-stage companies is right for you.
- Cleveland Whiskey is not yet listed on any stock exchange and there are restrictions on the sale and/or transfer of membership units (see Cleveland Whiskey Operating Agreement). Likely a liquidity event will be required prior to any investor distributions. Such a liquidity event would be a merger, purchase or sale of the company or an initial public offering. It is our current policy not to pay any dividends.
- This offering of membership units consists of non-voting units. Over half of the voting units in Cleveland Whiskey are owned by the founder and a limited number of early investors. As such, decisions can be voted through at general meetings, even those which investors in the Offer, as holders of non-voting units, might disagree.
- Board members and founding/early-stage employees are, at times, granted Options to purchase non-voting shares under specific circumstances and at a price which may be lower than the current valuation. Such options are granted in lieu of cash payments.
- The company has issued Convertible Notes which, if converted, would allow the bearer to exchange the note in return for membership units at a valuation substantially less than the current valuation. The notes have a maturation date of 12/31/2023 and cannot if payments remain current be exercised in advance of that date.



Sugar
Maple
Wood
CLEVELANDWHISKEY.COM
02 1983

WE ARE CLEVELAND WHISKEY

WE ARE INNOVATORS. WE ARE CURIOUS. WE ARE PASSIONATE. WE ARE DISRUPTORS. WE ARE MAKERS AND DOERS.

OUR MISSION IS PURPOSEFUL INNOVATION, AGGRESSIVE IMPLEMENTATION AND CONTINUING PRODUCT IMPROVEMENT. WE THINK IT, WE MAKE IT, WE BRING IT TO MARKET. NO LIMITS, NO EXCUSES.

JOIN OUR COMMUNITY OF INVESTORS.
BE PART OF THE FUTURE, BE PART OF THE CHANGE.



CLEVELAND WHISKEY STATS

- OVER ONE QUARTER MILLION BOTTLES SOLD
- GROWING DISTRIBUTION FOOTPRINT IN 16 STATES, EXPORTING TO EUROPE AND ASIA
- WHISKEY DISTILLERY INNOVATOR OF THE YEAR[1] WITH OVER 50 MEDALS AND AWARDS FROM WORLD WHISKEY COMPETITIONS
- 3100+ RETAIL OUTLETS IN THE UNITED STATES AND CANADA
- ONE OF THE FIRST SUCCESSFUL REGULATION D 506(c) EQUITY CROWDFUNDING INITIATIVES, RAISED OVER $700,000 FROM 951 INVESTORS

1/ Berlin International Spirits Competition 2016


THIS IS OUR HEART AND SOUL.

WE'RE UNCONVENTIONAL, WE EMBRACE TECHNOLOGY AND WE'RE PASSIONATE ABOUT MAKING SOME OF THE BEST, MOST INTERESTING AND UNIQUE SPIRITS IN THE WORLD.

It's almost a cliché but the company really did start in my basement. In 2009 I pulled everything into a small test laboratory (my wife was thrilled to get everything out of the house) and in March of 2013 we shipped our first bottles. We also entered our first blind tasting competition. The San Francisco International Spirits Competition, arguably one of the most respected in the world.

Hoping for a Gold Medal, we won a Bronze. That wasn't nearly good enough. The medal got tucked in a desk drawer and we've been focused and determined to do better, much better.

We pushed our technology, invented new systems and listened to our customers. We've focused on improvements, not just better but uniquely different as well.

We started our own blind taste tests, over 3,600 of them over two years. Knob Creek was our target, a well-respected premium brand with a chest full of Gold Medals, David versus Goliath. We won 54% of the time.

In May of 2015 we released the first in a series we call the Cleveland Underground™.

A high-proof American Bourbon uniquely finished with air-dried and sustainable black cherry wood. No syrup, no sugar, no artificial flavors or color. It won our first Gold Medal at the 2015 Los Angeles International Spirits Competition, and then two more Golds at smaller competitions plus a Double Gold at the China Wine and Spirits Awards.

We're bigger now with more than 55 medals and awards. We ship to sixteen (16) States and export to both Europe and Asia (although we're only just beginning). We embrace technology to make some of the most interesting whiskies in the world. We're a purposeful disruptor in an industry that hasn't seen change in generations. Some traditionalists brand us as "heretics"; we're fine with that.

Our community of almost 1,000 investors have helped finance and build the company into what we are today but there's still much more to do. We're entering more markets, expanding our capacity, bringing new products to market and certainly getting the attention of the billion-dollar players like Diageo and Pernod Ricard.

This is your invitation to join us. Become one of our investors, and share in our future success.

Tom Lix

P.S. In 2016 we won our first Gold in San Francisco.

CLEVELAND'S VOICE

CLEVELAND ISN'T JUST A CITY OR A PLACE, ITS AN ATTITUDE. ITS HARD WORKING, ENTREPRENEURIAL AND AUTHENTIC. IT'S EDGY WITHOUT BEING PRETENTIOUS. IT'S BELIEVING IN HONEST AND HARD WORK, CREATIVE THINKING, AND INNOVATION. IT'S SIMPLY MAKING GREAT PRODUCTS, TREATING PEOPLE WITH RESPECT, AND KEEPING AN OPEN MIND.


JUKEBOX

RADICALLY DIFFERENT™

IN DEFINING THE TERM "RADICAL" - REFERENCE IS OFTEN MADE TO CHANGE FROM ACCEPTED OR TRADITIONAL PRACTICE, AS IN A RADICAL CHANGE IN THE WAY THINGS ARE USUALLY DONE.

The whiskey industry is at it's very core a business defined by tradition, not only in terms of production practices which have been handed down without question from generation to generation but also confined by decades of bureaucratic regulation, taxation policy and marketing practice.

To be clear, not all of this is bad. The industry overall makes a good product, it's in great demand and the world market is growing at a significant pace.

While we respect the traditions and practices of the industry, at Cleveland Whiskey, we've purposely taken a path which embraces positive and radical change. We don't compromise on quality but we continually search for improved applications of technology and discard practices which exist simply because they've "always been done that way".

We've been called heretics by some and had more than our fair share of traditionalists shout that what we're doing with whiskey simply can't be done. The proof however is in every bottle we produce.

Although we've already earned over 55 medals and awards in competitions around the world, the one we're most proud of was given in 2016, when we were named "Whiskey Distillery Innovator of the Year" at the Berlin International Spirits Competition.



DOUBLE GOLD
ANNUAL CONVENTION & EXPOSITION
CLEVELAND
Underground
Bourbon Whiskey Finished with Black Cherry Wood
47% ALC BY VOL
94 PROOF 750 ML
BATCH: 04
OHIO DISTILLERY OF THE YEAR
NYISC
2017
WHISKEY FINISH OF THE YEAR
GOLD WINNER

EQUITY FOR CLEVELAND

- We're seeking to raise $1 million in this round. It's regulated, that's the limit.
- The Offer opens in June 2018 and is expected to close in August 2018.
- Membership Units (essentially "shares" in a Limited Liability Company) cost $4.31 each with a minimum investment of 24 shares for $103.44.
- Pre-money valuation is $14.8 million. If the Offer is fully subscribed, the post-money valuation, immediately after closing will be $15.8 million. In 2016 we raised money at a pre-money valuation of $8.5 million with a post-money valuation over $9.2 million.
- The total cost of making the Offer is estimated at $65,000 which includes legal and accounting fees as well as fees paid to WeFunder as the on-line portal.
- The membership units being offered are non-voting. There are currently 965 shareholders in the company. Total shares, assuming a fully subscribed offering will total 3,773,428.
- The Offering is made under Crowdfunding Regulation D 506(c) enacted in 2016.

WHAT SHOULD YOU DO BE BEFORE DECIDING TO INVEST?

- Read both this Prospectus and the Cleveland Whiskey Business Plan (which is available here: www.clevelandwhiskey.com/Cleveland_Whiskey_Plan_Final_6_15_18.pdf).
- Understand the risk associated with investing in early-stage companies. There is currently no public market for membership units and in all likelihood, units will need to be held until there is a liquidity event (i.e. sale of the company).

HOW DO I INVEST?

- Investing for this round is conducted entirely on-line. Go directly to the WeFunder Investment Portal at wefunder.com/clevelandwhiskey

AN INVESTMENT IN CLEVELAND WHISKEY IS AN INVESTMENT IN TECHNOLOGY, AN INVESTMENT IN INNOVATIVE AND AWARD-WINNING SPIRITS AND AN INVESTMENT IN CLEVELAND.


CLEVELAND
WHISKEY

CLEVELAND AS A BUSINESS

COMPANY VALUATION, IN MILLIONS



$0.7
$2.0
$4.8
$5.0
$7.1
$8.5
$9.5
$14.8
INITIAL INVESTMENT
PRE PRODUCTION
2013
2014
2015
2016
2017
2018

REVENUE BY YEAR



$992K
$963K
$1M
$916K
$1.5M
$2.6M
2013
2014
2015
2016
2017
2018 FORECAST

CUMULATIVE BOTTLES SOLD BY YEAR



250K
200K
150K
100K
50K
0
2013
2014
2015
2016
2017
CLEVELAND

GROSS MARGIN TREND



60%
45%
30%
2013
2017

"This is a solid whiskey joint! They go above and beyond what the average business does. They are progressive, polite and worth every penny. ..."

AMANDA L
YELP REVIEW

more than
$10K SALES
400 GUESTS
AVG OPEN HOUSE

3100+
RETAIL
LOCATIONS



CREATIVITY IS THINKING UP NEW THINGS.

INNOVATION IS DOING NEW THINGS.

Theodore Levitt

CLEVELAND WHISKEY'S GROWTH

DISRUPTIVE TECHNOLOGY, INNOVATION IN MARKETING, PRODUCT DIFFERENTIATION, MAINSTREAM PRICING AND RETAIL ADVANTAGE ALL LEAD TO BOTH DOMESTIC AND INTERNATIONAL EXPANSION. THERE IS SIGNIFICANT OPPORTUNITY TO DEVELOP BUSINESS ON A GLOBAL SCALE.

The technology facilitates unique product variants and flavor profiles. Every whiskey in the world gets 60% to 80% of its flavor by passively aging in an oak barrel. With the use of our proprietary technology, we finish our whiskey with alternative and transformative woods. Unique and interesting spirits without sugar, without syrup and with no added coloring or artificial flavor.

We make award-winning whiskey with awesome flavor. Simply delicious. We've won over 50 medals and awards with 22 Gold, Double Gold and Best in Class awards. In blind tastings we do exceptionally well against traditional and admittedly exceptional competitive whiskies.

Unlike other craft brands, our production efficiencies allow for price parity with mainstream brands. This includes Maker's Mark, Bulleit and Knob Creek. While State regulations determine whether discounts and/or "free goods" are allowed as incentives, we aggressively pursue opportunities for retail display or menu placement and signature cocktails.

We can cross-sell our whiskey with the newly launched bourbon-infused SmokerBRICX. Displays matter but with limited space and no clear advantage for one brand over another, placements are hard to sell and temporary. With attention getting displays that feature "the woods we use to make our whiskey" (www.smokerbricx.com) alongside our bourbons, the retailer gets higher margins, making it an easier sell, with larger case volume, and it increases the time our displays stay on the floor.

Trial drives retail purchase. Standard practice is to drive trial in bars and restaurants but that's increasingly competitive and often "pay to play" making it exorbitantly expensive and, at times, potentially illegal. While we've organically gained shelf space and menu placement in "on-premise" accounts we increasingly partner with organizations running events. Adding a whiskey tasting and batch-made cocktails to the event creates trial opportunities at a lower cost, allows us to engage with customers, collect contact information for subsequent marketing and facilitates bottle purchase.



AMERICAN WHISKEY BOOM

Demand continues to increase. Surging numbers of craft and micro-distillers impacting what gets on retail shelves and consumer expectations.

Production capacity investments being made at large, market leading bourbon distilleries are at record levels, yet allocations are expected to continue into the foreseeable future.

Long term, it's capital investment in production equipment and more barrels put into inventory, patiently waiting for a passive aging process.

Aligning supply with demand is difficult at best. Production time takes years, world markets change, and consumer preference can shift dramatically. By the time today's capacity investments finally pay off with increased supply, the cyclical nature of demand, not just for any specific brand but the overall whiskey market may be pointing downward.

We have a stabilizing solution that not only helps alleviate disequilibrium in a market with excess demand but conversely can limit financial, production and inventory risk when markets indicate the likelihood of excess supply.

CHANGING TASTES AND MARKET DISEQUILIBRIUM, THE PERFECT OPPORTUNITY FOR CLEVELAND WHISKEY.


Facts about the MARKET
Global spirits sales are estimated to grow by
4.3%
surpassing every other alcoholic drinks category.
In 2017 American Whiskey grew
$252 million
to a total of
$3.4B
1 Products are on allocation
2 New markets can't be supported it takes years to bring product to market
3 Acquisitions are only just getting started
4 Valuations, with few exceptions are based on revenue growth

Source: Distilled Spirits Council of the United States (DISCUS) Annual Briefing


"Americans aren't drinking beer like they used to... consumers increasingly turning to other alcoholic beverages like whiskey..."
FORTUNE MAGAZINE - MAY 10, 2018
BY NATASHA BACH

COMPETING WITH THE BIG BRANDS

ALTHOUGH SMALLER IN SCALE THAN OUR MAINSTREAM COMPETITORS, CLEVELAND WHISKEY TECHNOLOGY ALLOWS US TO PRICE COMPETITIVELY WITH BRANDS LIKE KNOB CREEK AND MAKER'S MARK WHILE OFFERING A RANGE OF INTERESTING AND UNIQUELY UNCONVENTIONAL PRODUCTS.

Increasingly recognized as one of the most innovative whiskey distilleries, and our media attention is well beyond that received by relatively small traditional distillers.

Bottom line, we keep telling our story, strongly encouraging trial, continue winning awards and leverage our growing network of incestors a brand ambassadors.

- Priced Competitively
- Unique Products
- Innovative Distillery
- Award Winning Offerings


A
The Cleveland
CHALLENGE™
Pick the better whiskey.
Indulge your tastebuds then cast your vote by circling your favorite
A
B

ONE IN TWO WHISKEY DRINKERS PREFER CLEVELAND WHISKEY OVER KNOB CREEK® SMALL BATCH BOURBON.

KNOB CREEK AGES 9 YEARS IN A BARREL. CLEVELAND WHISKEY MATURES IN 24 HOURS.

COMPETING WITH CRAFT BRANDS



While the whiskey industry, in most respects is an oligopoly, there are an increasing number of smaller craft and micro-distilleries (estimated 1,589 active craft distillers as of August 2017), there are certainly more than enough brands for consumer choice, albeit on a local or regional basis. Note that the market share of U.S. craft spirits remains relatively insignificant with 2.6% of volume and 3.8% in value.

Unlike small craft distilleries where on average up to 34% of their revenue comes from distillery and tasting room sales (American Craft Spirits Association: 2017 Craft Spirits Data Project), our focus is on our expanding network of domestic and international retail locations, large off-site tasting events and effective marketing programs that take us well beyond a local or regional presence.

WE HAVE PRODUCTION EFFICIENCES THAT SMALLER DISTILLERIES SIMPLY DON'T HAVE. OUR MONEY ISN'T TIED UP IN AGING BARRELS AND WE'VE ELIMINATED ANGEL'S SHARE. BOTTOM LINE WE CAN PRICE MORE AGGRESSIVELY THAN OTHER CRAFT PRODUCERS. THAT HELPS US GET SPACE ON RETAIL SHELVES, IT ALSO HELPS WITH CONSUMER TRIAL AND PURCHASE REPEAT.

OUR PRODUCTS

CLASSIC AMERICAN BOURBONS, INNOVATIVE NON-TRADITIONAL BOURBON WHISKIES, UNIQUE SINGLE BARRELS, SMALL-BATCH CUSTOM BLENDS AND CREATIVE EXTENTIONS ARE ALL PART OF AN EXPANDING CLEVELAND WHISKEY PRODUCT LINE.

Black Reserve & Eighty-Seven®
Our Bourbons include an award winning full-bodied 100 Proof Black Reserve as well as the more approachable, aggressively priced and cocktail focused Eighty-Seven®. These are our core whiskies, with more shelf space in both retail stores and bars/restaurants throughout our distribution footprint.

Christmas Bourbon®
Seasonal, of course, perfect for the holidays. A premium bourbon infused with nutmeg, cinnamon, all-spice, cloves, vanilla and just a hint of sweet orange.

Cleveland Underground™
A series of medal winning and uniquely finished bourbons, the Cleveland Underground derives flavor from transformative woods like black cherry, hickory, sugar maple, apple and honey locust. No sugar, no syrup, no artificial flavor or color. The Underground represents some of the most important, technology enabled work we're doing and the reason we're winning awards like "Whiskey Innovator of the Year".

We're also developing various rums, rye whiskies (coming soon), agave spirits and baijiu. Woods which range from plum and pistachio to Italian olive. We also look for ways to leverage our technology, production efficiency and sustainability.

SmokerBRICX™
The wood we use to make our whiskey, it's infused with bourbon. Not just oak from our barrels but finishing woods like black cherry, apple, hickory and sugar maple. Turns out that it's perfect for barbeque with clean white smoke that provides some great flavor, both from the bourbon and the wood.

Packaged wet, these newly released SmokerBRICX provide an incremental revenue stream and make great incentives to help sell more whiskey. In the future expect conversion of other by-products.


CLEVELAND
CLEVELAND
BOURBON WHISKEY
WHISKEY
87
ISTMAS


CLEVELAND
Underground
Bc
Bourbon Whiskey Finished with Black Cherry Wood


Bourbon Infused
Bc
SMOKER BRICX
Black Cherry
Solid Wood
BETTER SMOKE. BETTER FLAVOR

OUR PROCESS

WE'VE BEEN TOLD THAT GOOD WHISKEY TAKES TIME, THAT WE SHOULDN'T CHANGE THE STATUS QUO, THAT TECHNOLOGY CAN'T POSSIBLY IMPROVE ON A PROCESS THAT HAS STAYED THE SAME FOR GENERATION AFTER GENERATION.

WE DISAGREE.

- Intellectual Property[1]
- Agile Product Development
- Unique Flavor Capabilities
- Automated Production
- Superior Quality Control
- Scalable Technology
- Risk Mitigation
- Accelerated Process

With traditional processes, whiskey is continually absorbed into and subsequently released from the pores of an oak barrel. This subtracts undesirable flavors and adds more of the desirable ones. It's a passive process that can take years. Daily temperature and humidity changes impact internal barrel pressure and keep the fluids moving through the pores. You'll notice that Scotch is typically aged for a longer time than American whiskies. Temperatures, on average, are milder in Scotland and daily differentials are smaller, which account for a less active and therefore slower process.

At Cleveland Whiskey, we dramatically accelerate the cycles of temperature and pressure change associated with the aging of whiskey. Increasing surface area as well as the frequency and range of pressure differentials, all within a controlled and oxygenated environment radically changes the status quo, shifts dependence from passive barrel aging to an active, flavor-focused process which facilitates the development of unique, interesting and award-winning whiskies.

1 Intellectual Property associated with Cleveland Whiskey production technology is protected through a series of thoroughly documented and carefully guarded trade secrets. The company holds United States Patent 8,889,206 and in March of 2018, the company submitted U.S. Patent Application No. 15/925,188.

OUR REACH


JUKEBOX
CLEVELAND


BERLIN


BOSTON


DETROIT


TORONTO


NEW YORK


NASHVILLE


TOKYO


ATLANTA


CLEVELAND
CLEVELAND
NORFOLK


STANFORD


PARIS


SHANGHAI


LOS ANGELES


COLUMBUS

INCENTIVES


CLEVELAND
CLEVELAND
INVESTOR

$100 OR MORE

Cleveland Whiskey Limited Edition Investor Decal. This is a one of a kind, limited edition decal that is available only for our investors. You'll also receive two tickets to our invitation only "Investor Appreciation Party". It's right here at the Distillery, we'll open a few of our specialty finish barrels (maybe even an experimental malt whiskey if it's ready), try out some new cocktails and simply have a great time.


CLEVELAND
INVESTOR

$500 OR MORE

Stainless Steel Special Edition Investor Flask. Not for Sale, available only to investors. Special Edition Cleveland Whiskey Investor Logo. Includes the Cleveland Whiskey Limited Edition Investor Decal and two tickets to our "Investor Appreciation Party" as well. Ships to United States addresses only.


BBQ and more from the grill, smoker, and fireplace
MICHAEL SYMON'S
PLAYING WITH FIRE


Bourbon Infused
SMOKER BRICX
Bc
Black Cherry
Solid Wood

$1,500 OR MORE

Barbeque and Bourbon, Cleveland Style. One Year Supply of Bourbon Infused SmokerBRICX™ plus a copy of Chef Michael Symon's newest book "Playing with Fire". Cohost of The Chew and celebrated Iron Chef Michael Symon returns to barbecue and live-fire grilling, with over 70 recipes inspired by his newest restaurant, Mabel's BBQ, in his hometown of Cleveland. The BRICX will come in one big box with twenty-four (24) assorted containers of our packed wet and packed fresh SmokerBRICX. Enough to feed your smoker for quite some time, whether you're grilling with fire for just a few or the entire neighborhood. "Playing with Fire" will ship separately, direct from AMAZON. Shipping ONLY available to the continental United States. Plus of course you'll also get the Investor Decal, the Special Edition Flask and two tickets to our "Investor Appreciation Party".



Firstname Lastname • Firstname Lastname
Firstname Lastname • Firstname Lastname
Firstname Lastname • Firstname Lastname

$2,500 OR MORE

Cleveland Whiskey "Investor Label". Okay, so you've seen places where for a certain amount you can get your name on a brick or etched in a sidewalk, but this is more in line with our business. Invest a minimum of $2,500 and we'll print your name on the inside back label of our flagship Black Reserve 100 Proof Bourbon. It won't be there forever, but we'll guarantee a run of at least 5,000 bottles. Most will ship to our retail markets, but we'll hold a limited number of bottles here at the Distillery for investor pick-up and purchase (of course the first bottle is free, we'll e-mail each qualifying investor). Plus of course, you get the Barbeque and Bourbon, Cleveland Style package including Chef Symon's "Playing with Fire", the Special Edition Flask, the Investor Decal and of course two tickets to our "Investor Appreciation Party".


CLEVELAND
WHISKEY
John Jones, Investor

$5,000 OR MORE

Custom Cleveland Whiskey Barrel Head. Solid American White Oak with an engraved Cleveland Whiskey logo and your name, as listed in the investment documents. Custom engraved per the following format: "John Jones, Investor". Shipping ONLY available to the continental United States. Don't forget, you also get your name on the label of our Black Reserve 100 Proof Bourbon, the Barbeque and Bourbon Cleveland Style package, the Special Edition Flask, the Investor Decal and two tickets to our invitation only "Investor Appreciation Party".

$10,000 OR MORE

Pre-Release Barrel Strength Cleveland Rye. To celebrate the fifth year since we shipped our first bottles in 2013, we're releasing a new rye whiskey finished with charred black cherry wood. For investors only, we're planning a high proof pre-release version. Only 100 numbered bottles, barrel strength at 116 proof, wax dipped and hand-signed by company founder, Tom Lix. Presented in a hand-made, individually numbered (matching bottle number) and locally produced maple box with a signed and personalized Certificate of Authenticity. A classic in the making, this is a bottle worth collecting.

Due to state laws restricting direct shipments, bottles are available for Distillery pick-up only and, pending scheduling availability will include a personalized tour and tasting by company founder Tom Lix. Numbers 001 through 100 will be assigned randomly.

And of course, you also get the Customized Cleveland Whiskey Barrel Head, your name on our Black Reserve label, the Barbeque and Bourbon Cleveland Style package, two tickets to our "Investor Appreciation Party", the Special Edition Flask, the Investor Decal.



THE BENEFITS OF INVESTING


CLEVELAND
BOURBON WHISKEY
LIMITED PRODUCTION
BLACK RESERVE
BATCH 005
50% ALC BY VOL (100 PROOF) 750mL

- **OWN PART OF CLEVELAND WHISKEY**
  You will own part of the company, our distillery, our technology and our products; your very own equity stake in Cleveland Whiskey. By investing, you can share in the financial success of our future growth through a potential increase in the value of your equity.

- **HOW DO I BENEFIT FINANCIALLY?**
  We expect to be acquired. It's a compelling technology and with growing revenue, award winning products and awards like "Whiskey Distillery Innovator of the Year" we're putting ourselves on the map. Recent valuations for acquisitions including Forty Creek distillery, Smooth Ambler Spirits, High West Distillery and Nelson's Green Brier Distillery (all reportedly running at a loss) indicate low double digit (10+) multiples of trailing revenue. No guarantees but we're working on it.

- **YES, THERE ARE INVESTMENT INCENTIVES.**
  As a shareholder (membership units) in Cleveland Whiskey you'll receive some great incentives based on the level of your investment. Everything from exclusive Cleveland Whiskey Investor Decals and Stainless-Steel Flasks to Limited Edition Pre-Release Barrel Strength Underground Rye and Custom Engraved Barrel Heads.

THIS IS MUCH MORE THAN AN INVESTMENT.

THIS IS ABOUT WHISKEY AND TECHNOLOGY. NO LIMITS, NO EXCUSES.


"THERE IS NO SUBSTITUTE FOR INNOVATION. ORIGINAL REVOLUTIONARY IDEAS WILL ALWAYS RISE TO THE TOP"
RICHARD BRANSON

OUR PLANS FOR THE MONEY WE RAISE

Our target is $6 million. We'll do it in two phases with initiatives targeted to both non-accredited investors through a Regulation D offering as well to accredited individuals and investment entities. The equity will be leveraged with selected debt, much of which we expect could be subsidized by public entities including the City of Cleveland, Cuyahoga County and the State of Ohio.

WITH YOUR INVESTMENT, WE CAN GROW FASTER, BUILD ADDITIONAL CAPACITY, EXPAND OUR MARKETS, CONTINUE DEVELOPMENT OF INNOVATIVE TECHNOLOGY AND BUILD EQUITY VALUE.

PHASE ONE TARGET: $1 MILLION

The target raise for this initial round is $1 million, which will be committed to a series of projects and initiatives as follows:

EXPANDED PRODUCTION CAPACITY - $400,000

We've been developing a modular and rapidly scalable production platform, with some technology upgrades for our next round of expansion. The investment from this round will help us with the necessary engineering work to build and install a full-scale next generation production unit into our existing facility. This increases short-term capacity but also anticipates that the modular units will be replicated and incorporated into a larger facility as part of the next and more significant expansion. In addition, continued technology development will require support for intellectual property protection, including applications for new patents.

ACCELERATED REVENUE GROWTH - $375,000

It's no secret that growing our revenue streams requires capital. Every expansion, whether it's simply a new retail account or providing inventory into a new market requires cash to finance increases in inventory and the lag between production and marketing costs and incoming revenue. It's operating capital that's used for everything from purchasing bottles in larger volumes to funding additional trade shows. The investment is critical to maintain and accelerate revenue growth as we build and support an expanded distribution and marketing footprint.

ORGANIZATIONAL INFRASTRUCTURE - $150,000

With forecasts for considerable growth in both production and revenue, investments in people are not surprisingly required. Expanded training, additional staffing, safety programs, better systems and process documentation are all part of facilitating our expansion and providing the foundation for continued future growth.

FUNDING COSTS - $75,000

Includes anticipated external costs for legal, specialty consulting, funding portal and associated marketing expenses associated with the funding round. A portion of these funds would also be used to build out and finish a tasting room in our current facility, providing space for our growing library of experimental products and an appropriate area for sampling with both current and future investors.

WE'VE TURNED PRODUCTION UPSIDE DOWN; DRAMATICALLY REDUCED THE IMPACT OF TIME; ELIMINATED DEPENDENCE ON TRADTIONAL OAK BARRELS AND DISRUPTED A COSTLY SALES PROCESS. WE WILL NEED MORE SPACE, MORE EQUIPMENT, MORE OPERATING CAPITAL, MORE MONEY FOR MARKETING AND MORE PEOPLE. THAT WILL BRING US TO PHASE TWO.

PHASE TWO TARGET: $5 MILLION

THE NEW HOME OF CLEVELAND WHISKEY - $1.5 MILLION

We're bursting at the seams in our current space, even with operations and offices spread over three floors and pretty much continuous operations of two different elevators and multiple loading areas. The investment from this phase will be used to acquire and build-out a new home for Cleveland Whiskey with room for expanded fermentation systems, batch and continuous distillation equipment, blending/filtration, storage and production bottling equipment. We'll bring the utility infrastructure to where we need it including air compressors, electric panels, air temperature and quality controls. We'll have the space to dramatically increase capacity, automate where appropriate and provide an environment where we can better accommodate larger and more frequent tours and events, build out a tasting room and of course the requisite store. Our objective is two-fold. More technology focused production capacity and a "must-see" Cleveland destination.

TECHNOLOGY AND EQUIPMENT - $1.75 MILLION

Okay, so now we have a shell, all the requisite utilities, offices, event rooms, signage, store and tasting room and maybe even a food preparation area for barbeque and smoker classes or integration into extraordinary events. With the first phase of investment we finished the engineering and built a production prototype for the next generation of our pressure maturation systems. Now we'll build them out to full-scale production specifications and install multiple modular systems in our new home. Not only will they dramatically increase production capacity but also demonstrate the scalability of our technology which is expected to both increase our equity valuation and facilitate an acquisition or merger. In addition to the modular reactors and support infrastructure, this investment pays for a series of fermentation systems, batch and continuous distillation equipment as well as the necessary blending and filtration, storage and bottling line equipment. We'll also install grain storage, milling and processing, equipment for transportation and packaging as well as a myriad of pipes, pumps, fork lifts and pallet wrappers.

AGGRESSIVE MARKET EXPANSION - $1.25 MILLION

This is for feeding the market expansion beast. Additional operating capital to help us move into additional markets both domestic and international. The investment helps us build brand awareness and increase shelf presence. We'll be at more events, sampling more product and introducing more people to what we do and what we make.

ORGANIZATIONAL DEVELOPMENT - $350,000

Significant additions to ongoing initiatives for staffing leadership and key management positions, expanded training programs, establishing production procedures and insuring a safe work environment.

FINANCIAL LEVERAGE AND FUNDING COSTS - $150,000

Building out a new distillery will take more than the just the equity investment we've outlined in Phase One and Two. We expect to leverage the equity with debt, much of which we expect could be subsidized by public entities including the City of Cleveland, Cuyahoga County and the State of Ohio. There will be legal and accounting costs, loan processing fees and other affiliated costs.

Note: Actual numbers and proportion are subject to change based on the amount and timing of equity funding as well as the availability and terms associated with additional debt as required.

MANAGEMENT TEAM



CLEVELAND WHISKEY

TOM LIX, Serial entrepreneur, Tom Lix, is Cleveland Whiskey's founder and CEO. He was the President and Chairman of application services provider Public Interactive® which he founded in 1995 (acquired by National Public Radio® http://digitalservices.npr.org) and the former President of Market Pulse™, a Cambridge-based database software company and subsidiary of Computer Corporation of America.

Previously, he was President/Chief Operating Officer of Connecticut based Yankelovich Partners (http://thefuturescompany.com/, where he consulted for leading food, beverage, hospitality and entertainment companies including Guinness PLC, Proctor & Gamble, H. J. Heinz Company, Unilever, PepsiCo, The Clorox Company, Burger King, Harrah's Entertainment and the InterContinental Hotel Group. In addition, Lix has consulted to leading media companies and brands such as HBO®, Time magazine, and MTV Networks; travel and transportation companies including American Airlines, Amtrak and Northwest Airlines (now Delta); as well as service delivery and technology innovators that included American Express, FedEx® and Visa.

Pictured L to R: Ethan Snyder, Tom Lix, Rebecca Harmon, Reese Edwards, Andrew Lix, and Rich Kopronica

REESE EDWARDS is Cleveland Whiskey's Controller. After graduating from Tulane University in New Orleans, Reese was a roadie for a punk band before joining corporate America. He spent four years at Deloitte in the audit practice, then the next 10 years in publicly traded multi-national manufacturing companies. During his career, Reese was involved in multiple M&A deals on both the buy and sell side with deals ranging from $6.5 million to $1.8 billion. He is a Certified Public Accountant, and the only Cleveland Whiskey employee that does not drink whiskey.

RICH KOPRONICA, a no-nonsense, high achieving former Quicken Loans Banker, joined Cleveland Whiskey in 2013 and has been instrumental in achieving our current distribution footprint, building a top performing sales team and developing effective and creative sales programs. Currently our National Sales Director for BRICX, Kopronica is responsible for establishing our new retail network and overall sales revenue.

ANDREW LIX, eldest son of company founder Tom Lix and another Quicken Loans Banker, Lix is our National Sales Manager for Whiskey. He's held various sales and marketing positions since joining the company in late 2012, only a few months before the company shipped its first bottles.

ETHAN SNYDER, Distillery Manager, has a natural aptitude for engineering and mechanics that is uniquely suited for the technology we engage at Cleveland Whiskey. With almost seven years of production and distillation experience, Snyder is a student of lean manufacturing as well as a three-time Division II Track and Field All-American. He brings a disciplined approach to process flow, staff training, product development and continuous quality improvement.

REBECCA HARMON, Marketing Director. A thoughtful and experienced integrator of design, art and analytics, Harmon is a former Fortune 100 Marketing Manager. She is leading development of an expanded in-house team, tasked with ratcheting up company messaging across all platforms, aggressively expanding company events and reviewing all product and marketing design elements.

YOUR INVESTMENT

IN MAY 2016. CLEVELAND WHISKEY OFFERED MEMBERSHIP UNITS (SHARES) IN THE COMPANY THROUGH THE ON-LINE PORTAL WEFUNDER.COM. THE OFFERING WAS ONE OF THE VERY FIRST IN THE COUNTRY UNDER THE NEWLY AUTHORIZED REGULATION D, 501(C) FORMAT. PRE-MONEY VALUATION FOR THE OFFERING WAS $8.5 MILLION. MONIES RAISED TOTALED $711,787 FROM 951 INVESTORS.

Importantly, many of the investors brought on during the 2016 round have become active brand ambassadors and vocal company advocates. They've helped build our brand awareness, opened new accounts, introduced us to new distributors in both China and Europe and certainly provided validation of crowd-funding as an alternative finance and marketing model.

Our growth, both in terms of increased whiskey revenue, on-going technology research, and new product development–including the recent launch of our Bourbon Infused SmokerBRICX–has helped bring our current valuation for this round to $14.8 million. At the 2016 pre-money valuation of $8.5 million, membership units purchased during that round, which closed in October of 2016, are now worth 174% of their original value.



2016
2018
+174%
CROWDFUNDING IS MORE THAN JUST ABOUT FINANCE, ITS ABOUT BUILDING A COMMUNITY, A COMMUNITY THAT BUILDS THE COMPANY AND THE BRAND

CURRENT FUNDING

INVESTMENT TO DATE HAS BEEN SYSTEMATIC, STRATEGIC AND SUCCESSFUL IN BUILDING THE TECHNOLOGY, BUILDING THE BRAND AND BUILDING THE OVERALL EQUITY VALUE OF CLEVELAND WHISKEY.

Total funding to date is roughly $3.6 million and includes government grants, low interest loans, equity investments and convertible debt. Outside equity investment totals $2.4 million plus, an additional $500,000 in convertible debt.

Currently seeking $1 million as the first phase of a two-phase strategy to raise a total of $6 million in additional funding.


WHAT WE'RE PROPOSING IS DISRUPTIVE. WE'RE NOT ONLY CHANGING TRADITIONAL WHISKEY PRODUCTION BUT ESTABLISHED BUSINESS AND FINANCIAL MODELS AS WELL.

AS AN INVESTOR, YOU WANT LIQUIDITY. WE UNDERSTAND.



It's an active and highly competitive market for mergers and acquisitions. Small brands are being bought by the large, brands and each new deal puts pressure on the market to acquire, merge and build creative relationships. Our goal is a liquidity event in a 3 to 5- year time frame. While there are no guarantees, there are several factors in our favor.

IT'S A COMPETITIVE MARKET FOR MERGERS AND ACQUISITIONS

Angel's Envy bought by Bacardi. Forty Creek Distillery bought by Campari. Westland Distillery bought by Remy Cointreau, Nelson's Green Brier Distillery, High West Distillery and Cactoctin Creek bought by Constellation. Smooth Ambler Spirits bought by Pernod Ricard. Plus of course Jim Beam was acquired by Japan's Suntory for $16 billion, valuing the whiskey maker at over twenty (20) times trailing earnings.

VALUATIONS ARE BEING PUSHED HIGHER AND HIGHER

While recent merger and acquisition activity highlights an active market for exit opportunities, it also suggests competition for deals, and that pushes multiples on both revenue and trailing earnings even higher.

Forty Creek sold for $167 million at an estimated multiple of 14.5 trailing earnings. High West Distillery valued the company at almost 11 times trailing revenue with a sale price of $160 million. Although valuations weren't disclosed, in December of 2017, Cuervo acquired the Pendleton whiskies in a deal believed to be worth $205 million.

WE'RE ON THE RIGHT PATH TO BE ACQUIRED

All the right things, including revenue growth, national and international exposure, award winning whiskey, great media coverage, demonstrated innovation and solid, scalable technology. We've already had some of the "big players" kick our tires and we're encouraged by winning key awards. Importantly, we believe that the valuation for Cleveland Whiskey, if acquired, won't be based solely on revenue, earnings or cases sold (traditional valuations) but also the value of our technology when applied to a larger scale.


"THE ONES CRAZY ENOUGH
TO THINK THEY CAN
CHANGE THE WORLD ARE
THE ONES WHO DO"
STEVE JOBS

NOW IS THE TIME

IT'S CLEARLY THE RIGHT TIME TO INVEST IN THIS TECHNOLOGY, THIS TEAM OF INNOVATORS AND THIS COMPANY, WITH AN EXPECTED WINDOW OF OPPORTUNITY FOR A HIGH VALUE EXIT IN THE NEXT 3 TO 5 YEARS.

Join us. Become part of a "Cleveland Whiskey Community" that exists not only in and around Cleveland but across the globe in places like New York and London, Nashville and Hong Kong, Los Angeles and Berlin, Chicago and Tokyo. A community that exists in large cities and small towns, a community that drinks whiskey, enjoys cooking with fire and eating a good meal with friends, a community that can appreciate good argument and believes the status quo should be challenged on a regular basis.

With your investment we'll continue to grow, continue to challenge and disrupt, light fires in the right places and simply work hard and creatively on making things better.

OUR MISSION IS TO PUSH THE ENVELOPE WITH PURPOSEFUL INNOVATION AND AGGRESSIVE IMPLEMENTATION. WE THINK IT, WE MAKE IT, WE BRING IT TO MARKET. NO LIMITS, NO EXCUSES.

CLEVELAND WHISKEY

INVEST AT WWW.CLEVELANDWHISKEY.COM/INVEST

CLEVELAND WHISKEY